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October 30, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arthur C. Sandel and Michelle Stasny

Re:	Capital One Auto Receivables, LLC

Amendment No. 1 to Registration Statement on Form SF-3

Filed October 15, 2018

File No. 333-226529

On behalf of Capital One Auto Receivables, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated October 24, 2018 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form SF-3. For your convenience, a copy of this letter is being delivered to you via e-mail, together with a copy of Amendment No. 2, which has been marked to show the changes from the Amendment No. 1 to the Registration Statement as filed on October 15, 2018, as well as a clean copy of Amendment No. 2.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No. 2.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

October 30, 2018

Form of Prospectus

The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representation Review Agreement

Dispute Resolution, page 95

1.	Please revise the form of prospectus to clarify that a non-binding arbitration option remains available to requesting parties.

Response

We have revised the disclosure on page 7 and pages 93-95 to provide that a nonbinding arbitration option remains available to requesting parties. See Section 3.11 of the form of Purchase Agreement for the corresponding document provisions.

Appendix A – Static Pool Information Regarding Certain Vintage Receivables Pools, page A-1

2.

We note your response to prior comment 18 and reissue. Please specifically incorporate by reference Appendix A into your prospectus to avoid any confusion about its inclusion as part of the prospectus.

Response

We have revised the disclosure on page 67 to specifically incorporate Appendix A into the prospectus.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Christy L. Freer-Greene